Exhibit 6

RECENT DEVELOPMENTS

This exhibit provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for the year ended December 31, 2023 (the “2023 Annual Report”) as it may be amended from time to time. To the extent the information in this exhibit is inconsistent with the information contained in the 2023 Annual Report, as amended, the information in this exhibit replaces such information. Capitalized terms not defined in this exhibit have the meanings ascribed to them in the 2023 Annual Report, as amended to date.

Republic of Colombia

Domestic Initiatives

On January 15, 2025, Senator Iván Cepeda, of the Historic Pact political party, together with members of congress from various parties, submitted to the Congress Legislative Bill No. 9 of 2025, which proposes to reduce legislators’ salaries by approximately 50% starting July 20, 2026. The bill would amend Article 187 of Colombia’s Constitution, such that the monthly remuneration of members of Congress, including salary and non-salary factors, could not exceed 20 times the minimum wage, and would provide for remuneration to be adjusted annually in proportion to the increase in the minimum wage.

On February 14, 2025, the Government enacted Decree No. 0175 which adopts three exceptional and temporary tax measures to address the expenses required to confront the state of emergency and “internal commotion” declared in the Catatumbo region. The tax measures consist of: (i) applying a 19% Value-Added Tax to games of chance and gambling that are operated exclusively online, whether from within the national territory or from abroad; (ii) imposing a 1% levy on the extraction of hydrocarbons and coal at the time of their first sale or export; (iii) increasing to 1% (from 0%) the national stamp tax applicable to public instruments and private documents (deeds, securities, guarantees, etc.) granted or accepted in the country, or granted abroad and executed in Colombia, for amounts exceeding Ps. 298,794,000 pesos. With this measure, the Government aims to collect Ps. 1 trillion in the first 90 days of the state of emergency. The tax measures could be extended for up to two similar periods, subject to authorization by the Senate. In that case, revenues from these exceptional measures could reach Ps. 3 trillion, according to calculations by the Ministry of Finance.

On February 27, 2025, President Petro announced the new members of his cabinet, including: (i) Lena Yanina Estrada, Minister of Environment and Sustainable Development; (ii) Yannai Kadamani Fonrodona, Minister of Culture, Arts, and Knowledge; (iii) Patricia Duque Cruz, Minister of Sports; (iv) Carlos Rosero, Minister of Equality and Equity; (v) General Pedro Arnulfo Sánchez, Minister of Defense; (vi) Edwin Palma Egea, Minister of Mines and Energy; and (vii) Armando Benedetti, Minister of the Interior. In addition, President Petro confirmed the appointment of Angie Lizeth Rodríguez Fajardo as director of the Administrative Department of the Presidency of the Republic (DAPRE) and of Jorge Arturo Lemus as director of the National Intelligence Directorate (DNI).

On March 6, 2025, the Chamber of Representatives approved a healthcare reform bill aimed at strengthening the healthcare system, particularly in rural areas, to ensure that all Colombians have access to adequate healthcare services. The discussion will now continue in the Senate’s Seventh Committee.

The healthcare reform bill proposes to centralize the administration of public resources to ensure more transparent and efficient use, enabling an equitable distribution that prioritizes the needs of the country’s most remote regions and strengthening the public hospital network, ensuring its sustainability and operation. The proposed healthcare reform seeks to protect the rights of health sector workers, who would be subject to a special labor regime aimed at providing stability and better contractual conditions. Furthermore, the bill proposes greater oversight and control of the healthcare system by giving the National Health Superintendency (Superintendencia Nacional de Salud) tools to prevent practices that affect the quality of patient service and patient protection.

On March 15, 2025, the United Nations Commission on Narcotic Drugs approved a resolution presented by Colombia to create a high-level panel in which independent experts will evaluate the impact and effectiveness of the global fight against drugs.

On March 18, 2025, the Senate’s Seventh Committee shelved the labor reform bill after eight votes against the initiative and just six votes in favor, citing the negative effects that the bill’s approval would have on the economy. Following this outcome, the president of the Senate, Efrain Cepeda, stated that an appeal will be filed. The Senate leadership (Mesa Directiva) must appoint an ad hoc committee that will present a proposal to the Senate Plenary (Plenaria del Senado), which will either accept or reject the appeal. If accepted, the bill will be referred to a committee other than the Seventh Committee to begin its third debate. On the same date, the Government called for a popular referendum on certain aspects of the labor reform bill, though Senate approval is required before the referendum is held. For the referendum to be valid, at least 13.6 million people must vote, and a simple majority (i.e. 50% plus one) of votes is required for passing the reform.

On April 7, 2025, the Ministry of the Interior launched the “Digital Consultation” platform, created to allow any citizen to submit their questions and learn all the details about the popular referendum process. On the Digital Consultation website, users will be able to find information about the basics of the popular referendum and the date and location, once confirmed.

On March 22, 2025, the Energy and Gas Regulatory Commission announced a new increase in gasoline and diesel prices, setting the prices at Ps. 15.827 and Ps. 10.536 respectively.

On March 25, 2025, President Petro appointed economist Germán Ávila Plazas as the new Minister of Finance and Public Credit, replacing Diego Alejandro Guevara Castañeda, who resigned.

On March 23, 2025, Health Superintendent Giovanny Rubiano spoke about the country’s medicine shortage, attributing it to the accumulated debt owed to pharmaceutical suppliers by health authorities ( “EPS”) due to underfunding. The Superintendency of Health is taking action by asking the EPS to prioritize and regularize payments to pharmaceutical suppliers to ensure the delivery of medications.

On April 2, 2025, the Chamber of Representatives approved in the second debate Legislative Bill No. 18 of 2024. This bill aims to prevent, address, and eradicate female genital mutilation in Colombia. The bill will now be considered by the Senate.

Guerilla Activity

On March 19, 2025, the Government confirmed that in the first two months of 2025, the military had neutralized 213 members of the ELN and dissidents of the FARC group as a result of military and police operations.

Criminal Activity

During the first two months of 2025, 40 kidnapping incidents were reported, reflecting a 17% decrease from the 48 incidents reported during the same period in 2024. Additionally, during the same period, 32 terrorism incidents were reported, reflecting a 28% increase from the 25 terrorism incidents reported in the same period in 2024.

On March 19, 2025, Cenit, a subsidiary of Ecopetrol, reported that it activated an Emergency and Contingency Plan due to an oil leak on the Bicentenario Oil Pipeline near the Palo de Agua village, in the rural area of the municipality of Fortul, in the Arauca department, following a terrorist attack perpetrated by unknown parties.

Corruption Investigation

On January 21, 2025, the Government launched the “Anti-Corruption Hotline 157” which seeks to promote the reporting of acts of corruption by providing a direct tool for citizens to report acts anonymously, safely, and without fear. The Anti-Corruption Hotline 157 will be available 24 hours a day, operated by the Criminal Investigation and Interpol Directorate of the Colombian National Police, and will have coverage throughout the country.

On February 27, 2025, the Attorney General’s Office formally charged three former directors of the National Infrastructure Agency (ANI) for irregularities detected in two amendments made to the January 2010 concession agreement, Ruta del Sol II. The former Legal Vice President, Héctor Jaime Pinilla Ortiz, the former Vice President of Contractual Management, Andrés Figueredo Serpa, and the Financial Manager of the Vice Presidency of Contractual Management, Emerson Leonardo Durán Vargas, were criminally charged for approving the amendments, which were allegedly processed without observing the legal requirements, ultimately benefiting the contractor with additional resources and an extension of the duration of the concession.

On March 6, 2025, representatives of the Supreme Court of Justice visited the National Highway Institute (“Invías”) to conduct an investigation. Officials from Invías provided information required by the authorities to clarify the facts under investigation.

On March 18, 2025, the Attorney General’s Office accused the former Director of the Unidad Nacional para la Gestión de Riesgo de Desastres (“UNGRD”), Olmedo de Jesús López Martínez, and the former Deputy Director of Disaster Management of the UNGRD, Sneyder Agusto Pinilla Álvarez, of being responsible for the irregular management of contracting works and machinery hours between September 2023 and March 2024. The contracts under investigation are related to the development of mitigation works to address the rainy season in Cotorra (Córdoba), for Ps. 44.5 billion; Carmen de Bolívar (Bolívar), for Ps. 12.4 billion; and Saravena (Arauca), for Ps. 32.6 billion, as well as a contract to address flooding in Sahagún (Córdoba), for Ps. 28.1 billion; and a contract associated with the rental of machinery for 7,500 hours in Riohacha (La Guajira), which amounted to Ps. 2.1 billion.

On April 4, 2025, Sneyder Augusto Pinilla Álvarez reached an agreement with the Attorney General’s office to serve a sentence of five years and eight months in prison and pay a fine equivalent to 3,550.56 times the current monthly minimum wage after pleading guilty to aggravated conspiracy and aggravated embezzlement while at the UNGRD. Additionally, Mr. Pinilla returned Ps. 618 million, which corresponded to money he received as bribes for directing contracts at the UNGRD.

On April 8, 2025, Pedro Andrés Rodríguez Melo, the former legal advisor of the UNGRD, was sentenced to four years, 10 months, and 19 days in prison, along with a fine equivalent to 2,761 times the current monthly minimum wage, after pleading guilty to conspiracy to commit a crime and aggravated embezzlement for himself and third parties while at the UNGRD. Mr. Rodríguez also agreed to return Ps. 1 billion, of which he has already repaid Ps. 500 million and pledged to pay the remaining 50% with collateral.

Foreign Affairs

On January 24, 2025, the United States government announced a policy to reevaluate and realign U.S. foreign aid with American foreign policy interests. This policy included a 90-day pause in foreign development assistance while the government reviews foreign assistance programs and determines whether to continue, modify or cease each program. According to data from the international cooperation information system (Cíclope), from 2018 to March 2024 (the date of the last report issued by the United States to the Colombian Presidential Agency for International Cooperation (“CPA Colombia”)), monetary contributions to Colombia from the United States government represented approximately U.S.$3.2 billion, without considering matters related to “security and defense” which are not recorded in the Cíclope system.

According to information reported by the United States to the CPA Colombia, there are currently 82 programs in Colombia funded by the United States, totaling U.S.$1.6 billion. From 2018 to 2024, the United States contributed nearly 42% of the resources allocated to peace efforts in Colombia (U.S.$1.2 billion). CPA Colombia is working to diversify sources to meet the needs of the population by strengthening cooperative relationships with strategic partners, including the United States.

On February 13, 2025, the Ministers of Foreign Affairs of Peru and Colombia agreed to reestablish bilateral relations and appoint ambassadors, after mutually withdrawing their ambassadors in March 2023. They emphasized the need to coordinate actions in the areas of development and border integration, environment, migration, and security and defense. They also agreed on the need to maintain ongoing dialogue in regional integration and coordination bodies. On March 14, 2025, the Ministers of Foreign Affairs of Peru and Colombia reaffirmed their commitment to strengthening bilateral relations emphasizing the importance of continuing to promote the development and integration projects approved during the meeting of the Binational Commission for the Peru-Colombia Border Integration Zone.

On March 27, 2025, Colombian Foreign Minister Laura Sarabia and U.S. Secretary of Homeland Security Kristi Noem signed a letter of intent seeking to ensure bilateral cooperation and strengthen ties between the United States and Colombia on migration issues.

On April 8, 2025, the Government and representatives of the country’s trade unions outlined a roadmap for addressing the recent tariffs imposed by the United States. A permanent working group between the Government and trade union representatives has been created to address tariff barriers, identify points of contention, and design a market diversification strategy, primarily within Latin America.

Economy

New Financing Strategy

On April 4, 2025, the General Directorate of Public Credit and National Treasury announced its new strategy for issuing treasury bonds (“TES”) denominated in pesos in the local market. The new strategy will focus on the mid-range of the peso-denominated TES curve with the launch of two new benchmarks (TES due 2029 and TES due 2040). The strategy also involves considering reopening the issuance of peso-denominated TES maturing in 2033 with a coupon rate of 13.25% and maintaining the TES references with longer maturity dates (2046 and 2050). The strategy does not contemplate changes to the issuance of TES denominated in Real Value Units (Unidad de Valor Real or UVR), which is a Colombian inflation-linked unit of account used for some financial instruments.

Unconventional Reservoir Projects

On March 10, 2025, Ecopetrol and the Brazilian company Petrobras International Braspetro B.V. – Colombia branch, reported the successful outcome of new formation tests on the Sirius-2 off-shore well to verify its gas reserves. According to Ecopetrol, the formation test, which is a regular process in drilling projects, evaluated approximately 100 meters of the reservoir, confirming good potential. Samples were collected from the test and will later be analyzed.

Employment and Labor

The following table presents national monthly average unemployment rates from January 2020 to February 2025, according to the methodology adopted by the National Department of Statistics of Colombia (DANE):

National Monthly Average Unemployment Rates(1)

	2020	2021	2022	2023	2024	2025
January	13.5%	17.6%	14.6%	13.7%	12.7%	11.6%
February	12.8%	15.6%	12.9%	11.4%	11.7%	10.3%
March	13.2%	14.7%	12.1%	10.0%	11.3%
April	20.5%	15.5%	11.2%	10.7%	10.6%
May	22.0%	15.2%	10.6%	10.5%	10.3%
June	20.4%	14.6%	11.3%	9.3%	10.3%
July	20.9%	13.1%	11.0%	9.6%	9.9%
August	17.4%	12.9%	10.6%	9.3%	9.7%
September	16.3%	12.0%	10.7%	9.3%	9.1%
October	15.3%	12.0%	9.7%	9.2%	9.1%
November	13.9%	11.5%	9.5%	9.0%	8.2%
December	13.9%	11.1%	10.3%	10.0%	9.1%

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated of the year ended December 31, 2024:

National Quarterly Employment Rates by Sector

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.5%	14.3%	14.3%	13.9%
Mining and quarrying	1.1%	1.3%	1.1%	1.5%
Manufacturing	10.8%	10.8%	10.6%	10.6%
Electricity, gas and water supply	1.3%	1.2%	1.5%	1.3%
Construction	6.6%	6.8%	6.6%	6.7%
Retail, hotels and restaurants	24.8%	24.9%	24.8%	25.3%
Transport, storage and communications	9.2%	9.2%	9.2%	9.1%
Financial intermediation	1.9%	1.9%	1.7%	1.8%
Real estate, renting and business activities	9.2%	8.9%	9.3%	9.1%
Community, social and personal services	20.4%	20.5%	21.0%	20.6%
Total	100.0%	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In recent years, Colombia has registered deficits in the primary income of its current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Preliminary data indicates that Colombia registered a deficit in the primary income of its current account of U.S.$13,152.76 million in 2024. The secondary income category registered inflows of U.S.$15,507.11 million in 2024. As for the services category, Colombia registered a deficit of U.S.$606.35 million in 2024, a 37% decrease compared to the same period in 2023.

Preliminary data shows that Colombia registered a current account deficit of U.S.$7,412.36 million in 2024, an 11% decrease compared to 2023. According to preliminary figures, total direct foreign investment registered U.S.$4,352 million in the fourth quarter of 2024, an increase of 26% compared to the U.S.$3,457 million registered in the same period of 2023. This improvement is primarily explained by increased investments in the financial and business services sector, and in the trade, restaurants and hotels sector, partially offset by lower investments in the manufacturing sector, the mining and oil sectors, and the transportation and communications sector.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated:

Merchandise Exports to Major Trading Partners

	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)	As of January 31, 2025(1)
		(percentage of total exports)
United States	28.7	26.5	26.1	26.7	28.9	30.7
Venezuela	0.6	0.8	1.1	1.4	2.0	1.8
Mexico	3.7	2.9	3.1	3.8	3.9	2.0
China	8.9	8.8	3.8	5.0	4.8	4.6
Netherlands	2.3	2.4	4.7	4.1	3.1	4.9
Ecuador	4.7	4.2	3.3	4.0	3.9	4.7
Panama	4.6	5.8	10.3	9.4	8.7	6.0
Spain	1.6	1.7	2.6	2.3	1.5	1.2
Dominican Republic	0.8	1.1	1.6	1.2	1.3	1.2
Chile	2.5	2.6	2.8	2.1	2.1	1.7
Peru	2.8	2.6	1.9	2.3	2.4	2.9
Brazil	4.1	5.0	4.1	3.8	3.9	4.0
India	2.6	5.4	4.0	4.8	5.4	4.7
United Kingdom	1.2	1.1	1.1	0.9	1.0	1.2
Switzerland	0.4	0.4	0.2	0.2	0.4	0.6
Turkey	2.9	3.1	4.0	1.7	1.6	0.2
Canada	1.3	1.7	2.0	1.4	1.3	2.2
Others	26.2	24.0	23.3	25.0	23.8	25.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2020(2)	2021(2)	2022(2)	2023(2)	2024(2)	As of January 31, 2025(2)
		(percentage of total imports)
United States	24.1	23.6	25.1	25.6	25.7	24.9
Mexico	6.9	6.5	5.6	5.0	5.2	4.5
China	23.8	23.1	23.2	21.6	24.5	28.0
France	2.3	2.5	3.4	3.4	1.9	1.3
India	2.2	2.2	2.1	2.2	2.3	2.4
South Korea	1.5	1.5	1.3	1.4	1.5	2.0
Germany	3.8	3.5	3.1	3.8	3.4	3.2
Brazil	5.7	5.7	7.0	6.3	5.2	4.4
Argentina	1.6	2.1	2.1	2.2	1.5	1.1
Japan	2.0	2.1	1.8	2.1	2.2	2.1
Spain	1.8	2.1	1.8	2.0	1.8	2.0
Italy	1.6	1.5	1.6	1.8	1.7	1.9
Canada	1.7	1.6	1.6	1.6	1.6	1.4
Others	21.1	22.0	20.3	21.0	21.4	20.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.
(2)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

During the one month period ended January 31, 2025, Colombia’s three major export partners (FOB) were the United States, Panama and Netherlands, representing 30.7%, 6.0% and 4.9% of Colombia’s total exports during such period, respectively.

During the one-month period ended January 31, 2025, Colombia’s three major import partners (FOB) were China, the United States and México, representing 28.0%, 24.9% and 4.5% of Colombia’s total imports during such period, respectively.

On April 2, 2025, the United States government imposed a baseline tariff of 10% on all imports from Colombia, as well as tariffs of varying percentages on many other countries. See “Risk Factors—Risk Factors Relating to Colombia—Colombia’s economy remains vulnerable to external shocks, including those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Colombia’s economic growth and its ability to service its public debt”.

Monetary System

Interest Rates and Inflation

On March 31, 2025, the Banco de la República decided to maintain the discount rate at 9.50%. The 12-month change in the Consumer Price Index (“CPI”) as of February 28, 2025 was 5.28%.

As of February 28, 2025, the year-over-year Producer Price Index (“PPI”) increased by 5.87% compared to February 28, 2024, according to preliminary data, mainly due to an increase in prices of agriculture, livestock and fishing (15.85%).

As of February 28, 2025, the monthly Fixed Term Deposit rate (“DTF”) was 9.25%.

The following table shows changes in the CPI and the PPI and average 30-day deposit rates for the periods indicated:

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2025
January	5.22	7.67	9.22
February	5.28	5.87	9.25

(1)	Percentage change over the previous 12 months as of the end of each month indicated.
(2)	Average for each indicated month in 2025, year-on-year of the DTF, as calculated by the Financial Superintendency.

Source: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the Real Exchange Rate Index for the dates and periods indicated:

Exchange Rates

Year	Average(1)	End-of-period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2025
January	4,300.31	4,170.01	126.00
February	4,131.95	4,120.11	121.76

(1)	Representative market rate as calculated by the Financial Superintendency.

(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The Real Exchange Rate Index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. Beginning in May 2015, the base for the Real Exchange Rate Index is 2010. The producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 are based on new methodology described above.

(3)	The Real Exchange Rate Index figures for 2025 are preliminary.

Source: Superintendencia Financiera and Banco de la República.

International Reserves

As of February 28, 2025, gross international reserves increased by U.S.$3,988.42 million compared to February 29, 2024, reaching a total of U.S.$63,468.68 million.

As of March 28, 2025, the General Directorate of Public Credit and National Treasury had no active positions in swaps or forward contracts over foreign exchange.

Public Sector Finance

General

On November 27, 2024, following a meeting of the Council of Ministers held under the direction of President Petro, the Ministry of Finance decided to cut expenses in the 2025 Budget by an aggregate amount of Ps. 28.4 trillion, a reduction equivalent to 5.6% of the 2025 Budget.

On December 4, 2024, the Senate approved the biannual royalties budget bill for 2025 and 2026, enabling the transfer of Ps. 30.9 trillion to 1,103 municipalities in Colombia over the next two years. Such resources are intended to be deployed by the municipalities for the execution of projects within their territory to foster regional development.

On February 7, 2025, the Financial Plan for the end of 2024 and the update for 2025 was presented to the public by the Minister of Finance and Public Credit. The Financial Plan contains the update of the macroeconomic scenario for 2025, the preliminary fiscal closing for 2024, and the fiscal scenario projection for 2025.

Public Sector Debt

General

As of February 28, 2025, the Central Government gross debt totaled Ps.1,035,360 billion, equivalent to 57.4% of GDP, of which internal debt totaled Ps.701,814 billion (38.9% of GDP) and external debt totaled Ps.333,545 billion (18.5% of GDP). As of December 31, 2024, net debt of the Central Government totaled Ps.1,011,343 billion, equivalent to 59.3% of GDP, of which internal debt totaled Ps.662,764 billion (38.9% of GDP) and external debt totaled Ps.348,579 billion (20.4% of GDP).

Public Sector Internal Debt

As of February 28, 2025, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps.672,394,103 billion, compared to Ps.584,148,484 billion as of February 29, 2024.

The following table shows the direct internal funded debt of the Central Government as of the provided periods, by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

	As of February 28, 2025	As of February 29, 2024
	(In millions of Ps.)
Treasury Bonds	590,618,784	498,909,379
Treasury Bonds (short term)	19,804,999	11,136,999
Pension Bonds	3,770,797	5,139,649
Peace Bonds	710	733
Constant Value Bonds	1,286,847	1,397,392
Others(1)	1,857,754	1,899,398
Security Bonds	0	0
Treasury Notes	45,312,507	55,923,234
Solidarity Notes	9,741,703	9,741,700

Total	672,394,103	584,148,484

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Public Sector External Debt

On March 6, 2025, Fitch Ratings, Inc reaffirmed Colombia’s long term foreign currency issuer rating at BB+ and revised its outlook from stable to negative.

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of February 28, 2025	As of February 29, 2025
	(In millions of U.S. dollars)
Central Government	81,005	79,899
Public Entities(2)
Guaranteed	1,448	1,456
Non-Guaranteed	26,805	28,792

Total External Funded Debt	109,258	110,148

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of February 28, 2025 and February 29, 2024, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of February 28, 2025	As of February 29, 2024
	(In millions of U.S. dollars)
Multilaterals	34,149	36,727
IDB	11,792	12,302
World Bank	16,266	15,706
Others	6,091	8,719
Commercial Banks	6,622	7,847
Export Credit Institutions	2,147	2,194
Bonds	61,142	57,972
Foreign Governments	5,197	5,408
Suppliers	0	0

Total	109,258	110,148

Total may differ due to rounding.

(1)	Provisional; subject to revision. Debt with an original maturity of more than one year.

Source: Debt Database—Ministry of Finance.

Tables and Supplementary Information

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt(1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding as of November 30, 2024(2) (millions of U.S. dollars)
Central Government
8.375% Notes 2027(*)	1997	2027	USD	250	74
11.85% Global Bonds 2028	2000	2028	USD	22	9
10.375% Global Bonds 2033(*)	2003	2033	USD	635	341
7.375% Notes 2037(*)	2006	2037	USD	1,818	1,818
9.85% Global TES Bonds 2027(2)	2007	2027	COP	1,924,515	435
6.125% Global Bonds 2041(*)	2009	2041	USD	2,500	2,500
5.625% Global Bonds 2044(*)	2014	2044	USD	2,500	2,500
5.000% Global Bonds 2045(*)	2015	2045	USD	4,500	4,500
4.500% Global Bonds 2026	2015	2026	USD	1,500	1,017
3.875% Global Bonds 2026(2)	2016	2026	EUR	1,350	1,426
3.875% Global Bonds 2027(*)	2017	2027	USD	2,400	1,740
4.500% Global Bonds 2029(*)	2018	2029	USD	2,000	2,000
5.200% Global Bonds 2049	2019	2049	USD	2,800	2,800
3.000% Global Bonds 2030	2020	2030	USD	1,543	1,543
3.125% Global Bonds 2031	2020	2031	USD	2,540	2,540
4.125% Global Bonds 2051	2020	2051	USD	1,500	1,500
3.250% Global Bonds 2032	2021	2032	USD	2,000	2,000
4.125% Global Bonds 2042	2021	2042	USD	1,000	1,000
3.875% Global Bonds 2061	2021	2061	USD	1,300	1,300
8.000% Global Bonds 2033	2022	2033	USD	1,624	1,624
7.500% Global Bonds 2034	2023	2034	USD	2,200	2,200
8.000% Social Global Bonds 2035(*)	2023	2035	USD	1,900	1,900
8.750% Social Global Bonds 2053(*)	2023	2053	USD	1,900	1,900
7.750% Global Bonds 2036	2024	2036	USD	2,000	2,000
8.375% Global Bonds 2054	2024	2054	USD	1,640	1,640

Total					42,308

Aggregate amounts may differ due to rounding.

(1)	Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year).
(2)

Principal amount outstanding on November 30, 2024 was converted to U.S. dollars at the corresponding exchange rate on November 30, 2024 (COP/USD = Ps.4,419.59 / U.S.$1.00; USD/EUR = U.S.$1.0562 / €1.00).

(*)	Includes reopenings.

Source: Debt Database—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding as of February 28, 2025
			(millions of U.S. dollars)
World Bank	Various	Various	16,266
IADB	Various	Various	11,792
Others	Various	Various	6,091

Total			34,149

Totals may differ due to rounding.

Source: Debt Database—Ministry of Finance.

Loans from Banks (1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding as of February 28, 2025
					(millions of U.S. dollars)
Commercial Bank Loans	Various	Various	Various	Various	n.a.	6,622
Export Credits	2%-7.75%	Various	Various	USD, EUR	n.a.	2,147
Governments	0%-4.83%	Various	Various	USD, EUR, CNY	n.a.	322
Total						9,091
Total Outstanding Long-Term Direct External Debt						61,142

n.a. = Not available.

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.

Source: Debt Database—Ministry of Finance.

Other External Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt(1)(2)

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of February 28, 2025
		(millions of U.S. dollars)
Non-Financial Public Sector:
AGUAS Y AGUAS DE PEREIRA	1	0	1
BOGOTA DISTRITO CAPITAL	24	584	609
DEPARTAMENTO DE ANTIOQUIA	24	26	50
E.P.M. DE MEDELLIN	160	3,848	4,009
ECOPETROL	0	17,274	17,274
ICETEX	338	0	338
REFICAR	0	1,336	1,336
ESP GECELCA S.A. ESP	0	80	80
EMPOPASTO S.A. ESP	11	0	11
TGI S.A. ESP	0	556	556
OLEDUCTO CENTRAL S.A.	0	400	400
FIDUPREVISORA	84	0	84
GRUPO DE ENERGIA BOGOTA S.A. E.S.P.	0	1,662	1,662
I.S.A.	0	330	330
CONSORCIO FONDO DIAN PARA COLOMBIA 2020	57	0	57
DISTRITO BARRANQUILLA	84	275	358
CONCESIÓN COSTERA CARTAGENA BARRANQUILLA S.A.S.	0	241	241
DISTRITO DE MEDELLIN	0	108	108
ESSA	0	37	37
EMPRESA METRO DE BOGOTA S.A.	35	0	35
Total Non-Financial Public Sector:	818	26,757	27,575
Financial Public Sector:
BANCOLDEX	256	0	256
FINDETER	375	48	423
Total Financial Public Sector:	630	48	678

TOTAL:	1,448	26,805	28,253

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.
(2)	Subject to revision.

Source: Debt Database—Ministry of Finance.

Internal Public Debt

Direct Debt

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding as of January 31, 2025
			(millions of pesos)
Treasury Bonds	Various	Various	597,193,220
Pension Bonds	Various	Various	3,867,827
Peace Bonds	Various	Various	727
Constant Value Bonds	Various	Various	1,286,847
Security Bonds	Various	Various	0
Other Bonds	Various	Various	27,335
Other	Various	Various	1,824,867
Treasury Promissory Notes	Various	Various	46,142,682
Solidarity Instruments	Various	Various	7,724,872
Total			695,826,410

Totals may differ due to rounding.

Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

Internal Public Debt

Guaranteed Debt (1)

Principal Amount Outstanding as of January 31, 2025(2)
(thousands of U.S. dollars)
Aguas y Aguas de Pereira	530
Bogota Distrito Capital	24,458
C.A.R.	0
Departamento de Antioquia	23,510
Distrito Barranquilla	83,605
Empresa Metro de Bogota S.A.	64
Empresas Públicas de Medellín (EPM)	158,468
Empresa de Transporte Masivo Del Valle de Aburrá (E.T.M V.A. Metro)	0
ICETEX	312,957
GECELCA S.A. E.S.P.	83,933
Empopasto S.A. E.S.P.	10,673
Fiduprevisora	101,024
DIAN	57,200
BANCOLDEX	255,533
FINDETER	377,225
Total	1,489,180

(1)	Medium- and long-term indebtedness. As of January 31, 2025, the Republic had no outstanding guarantees of floating public sector internal debt.
(2)	Principal amount outstanding on January 31, 2025 was converted to U.S. dollars at the corresponding exchange rate on January 31, 2025 (COP/USD = Ps. 4,170.01 / U.S.$1.00).

Source: Ministry of Finance.